Elizabeth Gioia
Counsel
Law Department
Direct Dial:	(860) 323-2120
Fax:	(855) 722-9055

June 29, 2012

Michael Kosoff

Office of Insurance Products

United States Securities and Exchange Commission

Division of Investment Management

Washington, D.C.  20549

Re:                               Hartford Life Insurance Co Separate Account Seven

File Nos., 333-176151; 811-04972

Hartford Life and Annuity Insurance Co Separate Account Seven

File Nos., 333-176153; 811-09295

Dear Mr. Kosoff:

Presented below please find specific responses to each of your comments and questions from June 27, 2012:

1. Fund Table — Total Annual Fund Operating Expenses (pp. 5-10)

Management fees for the American Funds Master Feeder Funds should be reflected in the appropriate columns as according to Form N1-A and as reflected in the underlying fund Registration Statement.

RESPONSE:  Agreed.

2. Daily Lock Income Benefit (p. 57)

Please clarify in the Objective that longevity protection is offered in the form of lifetime payments.

RESPONSE:  Agreed.

Sincerely,

/s/ Elizabeth L. Gioia

Elizabeth L. Gioia